Form of Reinsurance Agreement

Reinsurance Agreement #__________________

This Automatic Self Administered Coinsurance Reinsurance Agreement

Effective [ ], 2003

(hereinafter referred to as the "Agreement")

is made between

Fidelity Investments Life Insurance Company

of Salt Lake City, Utah,

(hereinafter referred to as "the Company")

and

[ ] Inc.

of [ ]

(hereinafter referred to as "the Reinsurer")

Table of Contents

Preamble
Article 1
1.1	Scope of Coverage
Article 2
2.1	Automatic Reinsurance
2.2	Facultative Reinsurance
Article 3
3.1	Automatic Submissions
3.2	Facultative Submissions
Article 4
4.1	Liability
4.2	Commencement of Automatic Reinsurance Liability
4.3	Commencement of Facultative Reinsurance Liability

Article 5
5.1	Premium Accounting
5.2	Non-Payment of Premiums
Article 6
6.1	Right of Offset
Article 7
7.1	Conversions
7.2	Policy Changes
7.3	Reductions
7.4	Lapses
7.5	Reinstatements
7.6	Minimum Reinsurance Limit
Article 8
8.1	Retention Limit Changes
8.2	Recapture
Article 9
9.1	Claims Notice
9.2	Claims Payment
9.3	Contested Claims
9.4	Claims Expenses
9.5	Extra Contractual Obligations
9.6	Misstatement of Age or Sex
Article 10
10.1	Errors and Omissions
10.2	Dispute Resolution
10.3	Arbitration
Article 11
11.1	Insolvency
Article 12
12.1	DAC Tax
12.2	Taxes and Expenses
Article 13
13.1	Entire Agreement
13.2	Inspection of Records
13.3	Good Faith
13.4	Confidentiality
Article 14
14.1	Duration of Agreement
14.2	Severability
14.3	Construction
14.4	Regulatory Compliance

Execution
Exhibits
A	Business Covered
A-1	Required Forms, Manuals & Issue Rules
B	Reinsurance Application
C	General Terms (including Reinsurance Rates and Allowances)
C-1	Specific Terms
D	The Company's Retention Limits
E	The Reinsurer's Automatic Acceptance Limits
F	Reinsurance Reports

Preamble

This Agreement is solely between the Company and the Reinsurer. The acceptance of risks under this Agreement will create no right or legal relation between the Reinsurer and the insured, owner or beneficiary of any insurance policy or other contract of the Company.

This Agreement will be binding upon the parties hereto and their respective successors and assigns.

Article 1

1.1 Scope of Coverage

This Agreement applies to:

1.1.1 All insurance policies and supplementary benefits and riders attached thereto (hereinafter referred to as "policies") listed in Exhibit A, which have been issued directly by the Company in accordance with its new business underwriting rules, premium rates and policy forms as provided to the Reinsurer. The issuance of such business by the Company to lives resident in the countries stated in Exhibit A, constitutes the transaction of business in a jurisdiction in which the Company is properly licensed.

On and after the effective date of this Agreement, the Company will cede, and the Reinsurer will accept risk on the above referenced policies in accordance with the terms and conditions of this Agreement. The policies accepted by the Reinsurer will be hereinafter referred to as "Reinsured Policies".

The Company may not reinsure the amount it has retained on the business covered hereunder on any basis whatsoever without the Reinsurer's written consent.

This Agreement does not cover the following unless specified elsewhere in this Agreement:

1.1.1.1 [ ], rollovers, exchanges or group conversions;

1.1.1.2 Any business issued under a program where full current evidence of insurability consistent with the amount of insurance is not obtained, or where conventional selection criteria are not applied in underwriting the risk; or

1.1.1.3 Any conversion of a previously issued policy that had been reinsured with another reinsurer.

Each policy covered under this Agreement must provide for the maximum normal periods of suicide and contestability protection permitted in the state in which the policy is executed.

1.1.2 All amounts allocated to the fixed account offered as an investment option under the Reinsured Policies to policyholders as more specifically described in Exhibit A.

On and after the effective date of this Agreement, the Company will cede, and the Reinsurer will accept the principal and minimum interest rates guaranteed on the above referenced fixed account investment option in accordance with the terms and conditions of this Agreement. The investment risk accepted by the Reinsurer will be hereinafter referred to as the "Fixed Account Guarantee".

Article 2

2.1 Automatic Reinsurance

The Company will automatically cede the Reinsurer's share of the policies, supplementary benefits and riders covered under this Agreement to the Reinsurer in accordance with the Automatic Acceptance Limits specified in Exhibit E, provided that

2.1.1 the Company has retained the amount stipulated in Exhibit D according to the age and mortality rating at the time of underwriting;

2.1.2 the total of the new reinsurance required and the amount already reinsured on that life under this Agreement and all other life agreements between the Reinsurer and the Company, does not exceed the Automatic Acceptance Limits set out in Exhibit E;

2.1.3 the amount of insurance on that life in all companies does not exceed the Inforce Limits stated in Exhibit E; and

2.1.4 the application is on a life for which an application has not been submitted by the Company on a facultative basis to the Reinsurer or any other reinsurer within the last three (3) years, unless the original reason for submitting facultatively no longer applies.

If the Company is already on the risk for its retention under previously issued policies, the Reinsurer will automatically accept reinsurance according to the Automatic Acceptance Limits set out in Exhibit E, provided the Company has applied the same underwriting guidelines it would have applied if the new policy had fallen completely within its retention.

2.2 Facultative Reinsurance

If the Company receives an application for a policy covered under this Agreement that does not meet the automatic coverage criteria listed in section 2.1 above, it may submit the application facultatively to the Reinsurer for its consideration.

The reinsurance will also be on a facultative basis if the Company submits an application to the Reinsurer for its consideration on a plan or rider that qualifies for automatic reinsurance under this Agreement.

The relevant terms and conditions of this Agreement will apply to those facultative offers made by the Reinsurer which are accepted by the Company.

2.3 Fixed Account Guarantee Reinsurance

The Company will automatically cede the Reinsurer's share of the Fixed Account Guarantee to the Reinsurer for all policies.

Article 3

3.1 Automatic Submissions

The Company will submit automatic policies to the Reinsurer according to the reporting terms set out in Exhibit F.

Upon the request of the Reinsurer, the Company will send to the Reinsurer copies of the application, underwriting papers and other papers on a life reinsured automatically under this Agreement.

3.2 Facultative Submissions

The Company will apply for reinsurance on a facultative basis by sending to the Reinsurer an Application for Reinsurance, a sample of which is included as Exhibit B. Unless specified elsewhere in the Agreement, accompanying this Application for Reinsurance will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners' reports, attending physicians' statements, inspection reports, and other papers bearing on the insurability of the risk. The Company will also notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Company that is pertinent to the risk assessment will be transmitted to the Reinsurer immediately.

After consideration of the Application for Reinsurance and related papers, the Reinsurer will promptly inform the Company of its underwriting decision. The Reinsurer's offer will expire at the end of the period stated in Exhibit A, unless otherwise specified by the Reinsurer. If the underwriting decision is acceptable to the Company and the Company's policy is subsequently placed in force in accordance with the issue rules provided to the Reinsurer, the Company will duly notify the Reinsurer according to the terms outlined in Exhibit F.

If any risk is submitted to more than one (1) reinsurer for consideration, the Allocation Rules for placement of facultative cases as referenced in Exhibit A-1 will apply.

3.3 Fixed Account Guarantee Submissions

The Company will submit Fixed Account Guarantee allocations to the Reinsurer according to the reporting terms set out in Exhibit F.

Upon the request of the Reinsurer, the Company will send to the Reinsurer copies of the policyholder allocation and transfer orders with respect to the Fixed Account Guarantee.

Article 4

4.1 Liability

Unless specified elsewhere in the Agreement, the Reinsurer's liability for the Reinsured Policies and Fixed Account Guarantee is restricted to its share of the Company's liability as limited by the terms and conditions of the particular policy under which the Company is liable.

The Reinsurer may terminate its liability for any Reinsured Policy and Fixed Account Guarantee for which reinsurance premium payments are in arrears, according to the terms set out in section 5.2 of this Agreement.

4.2 Commencement of Automatic Reinsurance Liability

The Reinsurer's liability for any Reinsured Policy accepted automatically will begin simultaneously with the Company's contractual liability for that policy.

4.3 Commencement of Facultative Reinsurance Liability

If the Reinsurer's facultative offer is accepted by the Company, then the Reinsurer's liability will begin simultaneously with the Company's contractual liability for this facultative policy. The amount of the Reinsurer's liability will be the lesser of the Reinsurer's offer or the Automatic Acceptance Limits set out in Exhibit E. The Reinsurer will have no liability if the Company declines the Reinsurer's offer, nor if the Reinsurer declines the risk. The Reinsurer also will have no liability for any claims reported to the Company prior to the Company's acceptance of a facultative offer made by the Reinsurer.

The Company will have the number of days specified in Exhibit A from the date of the Reinsurer's final offer in which to place the policy with the insured/owner, after which time the Reinsurer's offer will expire unless the Reinsurer explicitly states in writing that the offer is extended for some further period.

4.4 Commencement of the Fixed Account Guarantee Liability

The Reinsurer's liability for any Fixed Account Guarantee will begin simultaneously with the Company's contractual liability for that Fixed Account Guarantee.

Article 5

5.1 Premium Accounting

The Company will pay the Reinsurer premiums in accordance with the terms specified in Exhibit C. The method and requirements for reporting and remitting premiums are outlined in Exhibit F.

The Reinsurer reserves the right to charge interest on overdue premiums. The interest will be calculated according to the terms and conditions specified in Exhibit C.

5.2 Non-Payment of Premiums

The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days of the Due Date stated in Exhibit F, the Reinsurer will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company fifteen (15) days written notice of its intention to terminate said reinsurance. If all reinsurance premiums in arrears, including any which may become in arrears during the fifteen (15) day period, are not paid before the expiration of said period, the Reinsurer will be relieved of all liability under those policies and the Fixed Account Guarantee as of the last date for which premiums have been paid for each policy.

This right to terminate reinsurance will not prejudice the Reinsurer's right to collect premiums for the period during which reinsurance was in force prior to the expiration of the fifteen (15) days notice. The Company is still obligated to pay such overdue premiums, plus interest to the date of payment.

The Company will not force termination under the provisions of this Article solely to avoid the recapture requirements of this Agreement or to transfer the Reinsured Policies to another reinsurer.

Article 6

6.1 Right of Offset

The Company and the Reinsurer will have the right to offset any balance or balances whether on account of premiums, allowances or claims due from one party to the other, under this Agreement or under any other reinsurance agreement between the Company and the Reinsurer.

The right of offset will not be affected or diminished because of the insolvency of either party.

Article 7

7.1 Conversions

If a Reinsured Policy is converted, the Company will promptly notify the Reinsurer. The policy arising from the conversion will be reinsured with the Reinsurer. The amount to be reinsured will be determined on the same basis as used for the original policy (e.g. excess of retention or quota share) but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise.

If the policy arising from a conversion is on a plan that is

7.1.1 reinsured on a coinsurance basis with the Reinsurer either under this Agreement or under a different agreement, the appropriate premium at the attained age will be used and the policy year for the purpose of commission rates will be based on the duration of the original policy;

7.1.2 reinsured on a YRT basis with the Reinsurer, either under this Agreement or under a different agreement, the appropriate YRT rate at the attained age and duration of the original policy will be used and any allowance will be based on the duration of the original policy; or

7.1.3 not covered by any reinsurance agreement with the Reinsurer, reinsurance will be on a YRT basis using the YRT rates specified in Exhibit C-1, at the attained age and duration of the original policy.

The above terms will apply unless specified otherwise in Exhibit C-1.

Unless mutually agreed otherwise, policies that had been reinsured with another reinsurer and which convert to a plan covered under this Agreement will not be reinsured with the Reinsurer.

7.2 Policy Changes

If the plan, the amount of reinsurance, the premiums of a Reinsured Policy or the Fixed Account Guarantee, other than policyholder allocations or transfers, are changed, the Company will promptly inform the Reinsurer.

Whenever a Reinsured Policy is changed and the Company's underwriting rules do not require that full evidence be obtained, the reinsurance will remain in effect with the Reinsurer. The suicide, contestability and recapture periods applicable to the original Reinsured Policy will apply to the reissued Reinsured Policy and the duration will be measured from the effective date of the original Reinsured Policy.

Whenever a Reinsured Policy is changed and the Company's underwriting rules require that full evidence be obtained, the change will be subject to the Reinsurer's approval, if

7.2.1 the new amount of the Reinsured Policy would be in excess of the Automatic Acceptance Limit, in effect at the time of the change, as set out in Exhibit E;

7.2.2 the new amount of the policy and the amount already in force on the same life exceeds the Inforce Limit stated in Exhibit E; or

7.2.3 the Reinsured Policy is on a facultative basis.

The amount of any non-contractual increase will be subject to the terms stated in Exhibit C.

The Company will report the details of all changes according to the terms outlined in Exhibit F, Reinsurance Reports.

For changes not covered under this Agreement, which affect the terms of any Reinsured Policy or the Fixed Account Guarantee, the Company must obtain the Reinsurer's approval before such changes become effective.

7.3 Reductions

Unless specified otherwise in this Agreement, if the amount of insurance of a policy issued by the Company is reduced and

7.3.1 the amount of reinsurance is on excess basis, then the amount of reinsurance on that life will be reduced effective the same date by the full amount of the reduction under the original policy. If the amount of insurance terminated equals or exceeds the amount of reinsurance, the full amount of reinsurance is terminated, or

7.3.2 the amount of reinsurance is on a quota share basis, then the amount of reinsurance on that life will be reduced effective the same date by the same proportion as the reduction under the original policy.

The reduction will first apply to any reinsurance on the policy being reduced and then if applicable in a chronological order according to policy date ("first in, first out") to any reinsurance on the other variable universal life policies in force on the life. However, the Company will not be required to assume a risk for an amount in excess of its regular retention for the age at issue and the mortality rating of the policy under which reinsurance is being terminated.

If the reinsurance for a policy has been placed with more than one (1) reinsurer, the reduction will be applied to all reinsurers pro rata to the amounts originally reinsured with each reinsurer.

7.4 Lapses

When a policy lapses, the corresponding Reinsured Policy and Fixed Account Guarantee will be terminated effective the same date.

Unless specified otherwise in this Agreement, if a policy fully retained by the Company lapses, the terms under the preceding Reductions clause would apply.

The Reinsurer does not participate in policy loans or other forms of indebtedness on policies reinsured under this Agreement. Therefore, policy loans do not affect the amount of reinsurance.

7.5 Reinstatements

If a policy reinsured on an automatic basis is reinstated in accordance with its terms or the rules of the Company the Reinsurer will, upon notification of reinstatement , reinstate the Reinsured Policy and Fixed Account Guarantee automatically. The Reinsurer's approval is required only for the reinstatement of a facultative policy when the Company's regular reinstatement rules indicate that more evidence than a Statement of Good Health is required.

The Company's liability with respect to the premiums in arrears is set out in Exhibit F.

Article 8

8.1 Retention Limit Changes

If the Company changes its maximum retention limits as applied to all or substantially all of the Company's life insurance products then in force, it will provide the Reinsurer with written notice of the new maximum retention limits and the effective date.

A change to the Company's Retention Limits in Exhibit D will not affect the Reinsured Policies in force at the time of such a change except as specifically provided for elsewhere in this Agreement. Furthermore, such a change will not affect the Automatic Acceptance Limits in Exhibit E unless mutually agreed by the Company and the Reinsurer.

8.2 Recapture

The Company may apply its increased maximum retention limits to reduce the amount of in force Reinsured Policies provided:

8.2.1 The Company gives the Reinsurer irrevocable written notice of its intention to recapture within 90 days of the effective date of the maximum retention limit increase; and

8.2.2 Such recaptures are made on the next anniversary of each Reinsured Policy affected unless mutually agreed otherwise by the Company and the Reinsurer and with no recapture being made until the Reinsured Policy has been in force for the period stated in Exhibit C-1. For a conversion or re-entry, the recapture terms of the original policy will apply and the duration for the recapture period will be measured from the effective date of the original policy; and

8.2.3 The Company has maintained from the time the policy was issued, its full retention as set out in Exhibit D for the plan and the insured's classification. Reinsured policies on a first dollar quota share basis will not be eligible for recapture; and

8.2.4 The Company has applied its increased Retention Limits in a consistent manner to all categories of its Retention Limits set out in Exhibit D unless otherwise agreed to by the Reinsurer; and

8.2.5 Other than as respects bona fide catastrophe or financial reinsurance arrangements, the Company will retain all risks so recaptured and is prohibited from ceding in any form any of the recaptured business without the Reinsurer's prior written consent.

In applying its increased Retention Limits to Reinsured Policies, the age and mortality rating at the time of issue will be used to determine the amount of the Company's increased maximum retention. The amount of reinsurance eligible for recapture is based on the reinsurance net amount at risk as of the date of recapture. If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance.

Recapture as provided herein is optional with the Company, but if any Reinsured Policy is recaptured, all Reinsured Policies eligible for recapture under the provisions of this Article must be similarly recaptured as well as all eligible life risks reinsured under any other reinsurance agreement in force between, on one hand, the Reinsurer and, on the other hand, the Company or any common retention affiliate thereof as to which any recapture rights may then be available to the Company or such affiliate. For purposes of this provision, the term "common retention affiliate" means any affiliate of the Company as to which corporate mortality risk retention levels have been managed on a coordinated basis with the Company's risk retention program. If all Reinsured Policies are recaptured, the Company must also recapture the Fixed Account Guarantee under the provisions of this Article.

The Company may not revoke its election to recapture for Reinsured Policies becoming eligible at future anniversaries.

No recapture of Reinsured Policies will occur if the Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention.

If there is a Waiver of Premium (W.P.) claim in effect when recapture takes place, the W.P. claim will stay in effect and the Reinsurer will continue to pay its share of the W.P. claim until it terminates. The Reinsurer will not be liable for any other benefits, including the basic life risk, which are eligible for recapture. All such eligible benefits will be recaptured as if there was no W.P. claim.

The Reinsurer will not be liable, after the effective date of recapture, for any Reinsured Policies or portions of such Reinsured Policies eligible for recapture that the Company has overlooked. The Reinsurer will be liable only for a credit of the premiums, received after the recapture date, less any allowance.

The terms and conditions for the Company to recapture in force Reinsured Policies due to the insolvency of the Reinsurer are set out in the Insolvency clause in Article 11.

If the Company transfers business which is reinsured under this Agreement to a successor company, then the successor company has the option to recapture the reinsurance, in accordance with the recapture criteria outlined in this Article, only if the successor company has or adopts a higher retention limit than the Company.

The Company may recapture all, but not less than all, reinsurance of the Fixed Account Guarantee provided:

8.2.6 The Company gives 30 day prior irrevocable written notice to the Reinsurer of its intent to recapture;

8.2.7 Such recapture is made effective in the next Accounting Period unless mutually agreed otherwise by the Company; and

8.2.8 The Reinsurer will pay the Company an amount equal to the market value of the Fixed Account Guarantee on the effective date of the recapture

Recapture as provided herein is optional with the Company, but if all Reinsured Policies are recaptured, the Company must also recapture the Fixed Account Guarantee under the provisions of this Article.

The Reinsurer will not be liable, after the effective date of recapture, for reinsurance of the Fixed Account Guarantee.

If the Company transfers business which is reinsured under this Agreement to a successor company, then the successor company has the option to recapture the Fixed Account Guarantee, in accordance with the recapture criteria outlined in this Article.

Article 9

9.1 Claims Notice

The Company will notify the Reinsurer as soon as reasonably possible after the Company receives a claim on a Reinsured Policy. Copies of all claims papers will be sent promptly by the Company to the Reinsurer. The settlement made by the Company will be binding on the Reinsurer. However, for claims made during the contestable period or in any case where the total amount of reinsurance ceded to the Reinsurer is greater than the amount retained by the Company, or if the Company retained less than, or none of, its usual retention on the policy, then the Company will seek the Reinsurer's recommendation before conceding liability or making settlement to the claimant.

The Company will provide the Reinsurer with all further reports and papers required by the Reinsurer for its consideration of the claim.

For Joint Life Last Survivor business, the Company, if notified, will in turn notify the Reinsurer of the first death.

9.2 Claims Payment

Provided there is no existing breach of this Agreement by the Company, the Reinsurer will be liable to the Company for the benefits reinsured and the reinsurance will not exceed the Company's contractual liability under the terms of its policies less the amount retained. The payment of death claims by the Reinsurer will be in one lump sum regardless of the mode of settlement under the original policy. The Reinsurer's share of interest, which is based on the death proceeds paid by the Company, will be payable in addition to the death claim settlement.

For a waiver claim, the Company will continue to pay premiums for reinsurance except the premium for disability reinsurance. The Reinsurer will pay its proportionate share of the gross premium waived by the Company on the original policy, including its share of the premiums for benefits that remain in effect during disability.

For claims on Accelerated Benefits riders reinsured under this Agreement, the benefit amount payable by the Reinsurer will be calculated by multiplying the total accelerated death benefit rider payout by the ratio of the reinsured net amount at risk to the face amount.

9.3 Contested Claims

The Company will notify the Reinsurer of its intention to contest, compromise or litigate a claim involving a Reinsured Policy. The Company will also provide the Reinsurer prompt notice of any legal proceedings initiated against the Company in response to its denial of a claim on a reinsured policy. Should any claim be settled on a reduced compromise basis, or should a contested claim be settled for a reduced sum, the Company and the Reinsurer will participate in such reductions in proportion to their respective liabilities under the policy or policies reinsured.

The Reinsurer may pay its share of the death benefit if it does not deem it advisable to contest the claim.

9.4 Claims Expenses

The Reinsurer will pay its share of reasonable investigation and legal expenses incurred in adjudicating or litigating the claim. The Reinsurer will not be liable for any portion of any routine investigative or administrative expenses incidental to the settlement of claims (such as compensation of salaried employees) which are incurred by the Company; nor for any expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that the Company admits are payable.

In the event that the Reinsurer pays its share of the death benefit of a policy for which the Company is contesting the claim, the Reinsurer will not be liable for any subsequent expenses incurred by the Company.

9.5 Extra Contractual Obligations

Extra Contractual Obligations are obligations outside of the contractual obligations and include but are not limited to punitive damages, bad faith damages, compensatory damages, and other damages or statutory penalties which may arise from the willful and/or negligent acts or omissions by the Company.

The Reinsurer is not liable for Extra Contractual Obligations unless it concurred in writing and in advance with the actions of the Company which ultimately led to the imposition of the Extra Contractual Obligations. In such situations, the Company and the Reinsurer will share in Extra Contractual Obligations, in equitable proportions, but all factors being equal, the division of any such assessments would be in proportion to the total risk accepted by each party for the plan of insurance involved.

Notwithstanding anything stated herein, this Agreement will not apply to any Extra Contractual Obligations incurred by the Company as a result of any negligence, fraud or wrong doing by any employee or officer of the Company or an agent representing the Company.

9.6 Misstatement of Age or Sex

In the event of an increase or reduction in the amount payable under a policy due to a misstatement in age or sex, the proportionate liabilities under this Agreement will be the basis for determining each party's share of any increase or reduction. The Reinsured Policy will be rewritten from commencement on the basis of the adjusted amounts using premiums and amounts at risk for the correct ages and sex, and the proper adjustment for the difference in reinsurance premiums, without interest, will be made.

Article 10

10.1 Errors and Omissions

Any unintentional or accidental failure to comply with the terms of this Agreement which can be shown to be the result of an oversight, misunderstanding or clerical error, by either the Company or the Reinsurer, will not be deemed to be a breach of this Agreement. Upon discovery, the error will be corrected so that both parties are restored to the position they would have occupied had the oversight, misunderstanding or clerical error not occurred, including the effect of the time value of money. Should it not be possible to restore both parties to such a position, the party responsible for the oversight, misunderstanding or clerical error will be responsible for any resulting liabilities and expenses.

This provision will apply only to oversights, misunderstandings or clerical errors relating to the administration of reinsurance covered by this Agreement and not to the administration of the insurance provided by the Company to its insured.

The Reinsurer will not provide reinsurance for policies that do not satisfy the terms of this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts or for repetitive errors in administration by the Company.

If either party discovers that the Company has failed to cede reinsurance as provided for under this Agreement, or failed to comply with reporting requirements, the Reinsurer may require the Company to audit it records for similar errors, and to take the actions necessary to avoid similar errors in the future. If the Reinsurer receives no evidence that the Company has taken action to remedy such a situation, the Reinsurer reserves the right to limit its liability to correctly reported policies only.

Any negligent or deliberate acts or omissions by the Company regarding the insurance or reinsurance provided are the responsibility of the Company and its liability insurer, if any, but not that of the Reinsurer.

10.2 Dispute Resolution

If either the Company or the Reinsurer has given written notification of a dispute to the other party, then within fifteen (15) days of such notification both parties must designate an officer of their respective companies to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

If these officers are unable to resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the parities agree in writing to extend the negotiation period for an additional thirty (30) days.

10.3 Arbitration

If the Company and Reinsurer are unable to mutually resolve a dispute or controversy relating to policies or Fixed Account Guarantee covered under this Agreement or the breach thereof, the matter will be referred to arbitration.

To initiate arbitration, either the Company or the Reinsurer will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. There will be three arbitrators selected who will be officers of Life Insurance Companies or Life Reinsurance Companies excluding officers of the parties to this Agreement, their affiliates or subsidiaries or past employees of any of these entities. The arbitrators who will regard this Agreement from the standpoint of practical business as well as the law, are empowered to determine the interpretation of the treaty obligation.

Each party will appoint one arbitrator and these two (2) arbitrators will select a third arbitrator within two (2) weeks of the appointment of the second. If either party refuses or neglects to appoint an arbitrator within sixty (60) days after receipt of the written request for arbitration, the other party may appoint a second arbitrator. Should the two (2) arbitrators not agree on the choice of the third, then each party will name four (4) candidates to serve as the arbitrator. Beginning with the party who did not initiate arbitration, each party will eliminate one candidate from the eight (8) listed until one (1) candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process will be repeated until a candidate has agreed to serve as the third arbitrator.

The place of meeting of the arbitrators will be decided by a majority vote of the arbitrators. The written decision of a majority of the arbitrators will be final and binding on both parties and their respective successors and assigns.

The arbitrators will render a decision within four (4) months of the appointment of the third arbitrator, unless both parties agree otherwise. In the event no decision is rendered within four (4) months, new arbitrators will be selected as above. There will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. Alternatively, if both parties consent, any controversy may be settled by arbitration in accordance with the rules of the American Arbitration Association.

Unless the Arbitrators decide otherwise, each party will bear the expense of its own arbitration, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

It is specifically the intent of both parties that these arbitration provisions will replace and be in lieu of any statutory arbitration provision, if the law so permits.

Article 11

11.1 Insolvency

A party to this Agreement will be deemed "insolvent" when it

11.1.1 applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the Authorized Representative) of its properties or assets;

11.1.2 is adjudicated as bankrupt or insolvent;

11.1.3 files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, or similar law or statute; or

11.1.4 becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

In the event of the insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement will be payable by the Reinsurer directly to the Company or to its Authorized Representative, on the basis of the liability of the Company under the Reinsured Policies without diminution because of the insolvency of the Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Company on policies reinsured under this Agreement. The Authorized Representative will give written notice to the Reinsurer of all pending claims against the Company on any policies reinsured within a reasonable time after such claims are filed in the insolvency proceedings. While a claim is pending, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceedings where the claim is to be adjudicated, any defense or defenses which it may deem available to the Company or the Authorized Representative.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two (2) or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense will be apportioned in accordance with the terms of the Agreement as though such expense had been incurred by the Company.

In the event of insolvency, the Right of Offset afforded under section 6.1 will remain in full force and effect to the extent permitted by applicable law.

Article 12

12.1 DAC Tax

The Company and the Reinsurer agree to the DAC Tax Election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue code of 1986, as amended, whereby

12.1.1 the party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1); and

12.1.2 both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency.

The term "net consideration" will refer to the net consideration as defined in Regulation Section 1.848-2(f).

The Company and the Reinsurer will report the amount of net consideration in their respective federal income tax returns for the previous calendar year.

The Company and the Reinsurer will also attach a schedule to their respective federal income tax returns which identifies the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848.2(g)(8) has been made.

This DAC Tax Election will be effective for all years for which this Agreement remains in effect.

The Company and the Reinsurer represent and warrant that they are subject to U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended.

The party paying premiums or benefits with respect to the Fixed Account Guarantee shall pay the receiving party a DAC fee of [ %] of the amount transferred.

12.2 Taxes and Expenses

Apart from any taxes, allowances, refunds, and expenses specifically referred to elsewhere in this Agreement, no taxes, allowances, or proportion of any expense will be paid by the Reinsurer to the Company in respect of any Reinsured Policy or Fixed Account Guarantee.

Article 13

13.1 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder. There are no understandings between the Company and the Reinsurer other than as expressed in this Agreement.

Any alteration to this Agreement will be null and void unless made by written amendment, attached to the Agreement and signed by both parties.

13.2 Inspection of Records

The Reinsurer, or its duly appointed representatives, will have access to the records of the Company concerning the business reinsured hereunder for the purpose of inspecting, auditing and photocopying those records. Such access will be provided at the office of the Company and will be during reasonable business hours.

Provided there is business in force under this Agreement, the Reinsurer's right of access as specified above will survive the term of the Agreement.

13.3 Good Faith

All matters with respect to this Agreement require the utmost good faith of both parties.

Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party will promptly notify the other if it is subsequently financially impaired.

The Company confirms that it has made full disclosure to the Reinsurer of all information Material (as defined below) to the risks being assumed by the Reinsurer hereunder. "Material" for purposes of this Article will mean information that a prudent insurance executive would consider as reasonably likely to have a material affect on the Reinsurer's experience under this Agreement. Prior to the execution of this Agreement, the Company has provided to the Reinsurer certain documents and materials for use in connection with its assessment of the risks covered hereby (together, the "Underwriting Information"). The Company affirms that:

13.3.1 all factual information contained in the Underwriting Information was true, complete and accurate as at the time of disclosure and not materially misleading (whether by omission or otherwise) and was prepared in an orderly fashion so as to be capable of reasonable commercial analysis, and

13.3.2 to the best of the Company's knowledge, there has been no material adverse change in the anticipated profitability of the Reinsured Policies between the latest "as of" date of the documents included as Underwriting Information and the Effective Date of this Agreement.

Not withstanding the foregoing, the Company makes no representations and warranties as to the actual experience or profitability to be realized from the Reinsured Policies.

For as long as either party retains any liability hereunder, the Company acknowledges and confirms that:

13.3.3 the information and data supplied to the Reinsurer pursuant to its obligations hereunder shall be true, complete and accurate, and not misleading (whether by omission or otherwise) as of the time of disclosure, and

13.3.4 it will make prompt full disclosure to the Reinsurer on a continuing basis of all information and data that is material to the risks being assumed by the Reinsurer under this Agreement.

This Agreement has been entered into on the basis that the Company adheres to established business practices as documented and disclosed to the Reinsurer prior to the entry of the Agreement, including business practices concerning marketing and distribution, pricing and underwriting, policy issuance and administration and claims management described in the Underwriting Information. Material changes to any of the Company's significant business practices as to the Reinsured Policies will be reported by the Company to the Reinsurer and must be accepted by the Reinsurer in its sole discretion in writing before continuing reinsurance on any business written under revised business practices. If the Reinsurer has not replied to the Company within 30 days of notification by the Company, the Reinsurer shall be deemed to have accepted the notified change in business practices. The Company affirms that it has and will continue to disclose all matters material to this Agreement. Examples of such matters are a change in underwriting or issue practices or philosophy, a change in underwriting or claims management personnel, or a change in the Company'' ownership or control.

It shall be a condition precedent to the Reinsurer's liability in respect of a Reinsured Policy that the Company has not been negligent or reckless in its underwriting and/or claims management in respect of that policy and has materially implemented the business practices with respect to marketing and distribution, pricing and underwriting, policy issuance and administration and claims management described in the Underwriting Information. Specifically with regard to the Company's claim handling, policy standards and procedures, unless otherwise agreed, it shall be a condition precedent to the Reinsurer's liability in respect of claims on Reinsured Policies that the Company has adhered to the claims handling policy, philosophy, standards and procedures disclosed to the Reinsurer as in effect at the policy inception date. The Company shall perform underwriting, pricing, claims and administrative services with respect to the Reinsured Policies:

13.3.5 except as otherwise provided in this Agreement, at its own expense and without any rights to reimbursement from the Reinsurer,

13.3.6 with the skill, diligence and expertise commonly expected from experienced and qualified personnel performing such duties, and

13.3.7 in conformity with applicable law and the requirements of the Reinsured Policies.

Notwithstanding anything to the contrary contained in this Agreement, the acknowledgements of the Company provided hereby will not terminate or expire until all Reinsured Policy liabilities have been discharged or terminated in full.

13. Confidentiality

Both the Company and the Reinsurer will hold confidential and not disclose or make competitive use of any shared client and proprietary information unless otherwise agreed to in writing, or unless the information otherwise becomes publicly available or the disclosure of which is required for retrocession purposes or has been mandated by law or is duly required by external auditors.

Client information includes medical, financial and other personal information about proposed, current and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Company. Proprietary Information includes but is not limited to underwriting manuals and guidelines, applications and contract forms and premium rates and allowances of the Reinsurer and the Company.

Except for the purposes of carrying out this Agreement by law, the Company, the Reinsurer and their respective representatives and service providers will hold all private, non-public policyholder information transmitted between them in strict confidence, in accordance with the Gramm-Leach-Bliley Act and related regulations.

Article 14

14.1 Duration of Agreement

This Agreement is unlimited as to its duration. The Company may terminate this Agreement with respect to the reinsurance of new business on or after July 1, 2006, by giving at least one hundred eighty (180) days written notice of termination to the Reinsurer. The Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving at least one hundred eighty (180) days written notice of termination to the Company.

During the three hundred sixty (360) day notification period, the Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement.

Further, the Reinsurer remains liable for all Reinsured Policies and the Fixed Account Guarantee in force at the date of the termination stated in the notice of termination, until their natural expiration, unless the parties mutually decide otherwise or as specified otherwise in this Agreement.

14.2 Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

14.3 Construction

The rights and obligations under this Agreement will be construed and administered in accordance with the laws of the state of Connecticut.

14.4 Regulatory Compliance

The Company warrants that it has secured all necessary federal and state licenses and approvals and that it is operating in compliance with federal and state insurance laws and regulations.

The parties intend that the Company will receive full statutory reserve credit for the Reinsured Policies in its state of domicile. The parties agree to make all reasonable efforts to ensure that this is accomplished.

Execution

This Agreement has been made in duplicate and hereby executed by both parties.

Signed for and on behalf of Fidelity Investments Life Insurance Company

By:	_____________________________	By:	____________________________
Title:	_____________________________	Title:	____________________________
Date:	_____________________________	Place:	____________________________
Signed for and on behalf of [ ], Inc.
By:	_____________________________	By:	____________________________
Title:	_____________________________	Title:	____________________________
Date:	_____________________________	Place:______________________________